Advantest Corporation (FY2015 Q3)

FY2015 Third Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended December 31, 2015)
(Unaudited)

January 27, 2016
Company name	:	Advantest Corporation (URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Shinichiro Kuroe, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group (03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 12, 2016
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2015 Q3 (April 1, 2015 through December 31, 2015)
(1)	Consolidated Financial Results (Accumulated)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2015 Q3	116,648	(2.7)	6,162	(37.2)	6,465	(51.4)	3,624	(60.8)
FY2014 Q3	119,902	51.3	9,811	－	13,305	－	9,241	－
(Note) Quarterly comprehensive income (loss): FY2015 Q3 (Y) 4,819 million (82.9%);FY2014 Q3 (Y) 28,163 million -%

	Net income per share- basic		Net income per share- diluted
		Yen		Yen
FY2015 Q3	20.76		18.73
FY2014 Q3	53.05		47.96

(2)	Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2015 Q3	251,985		142,298		142,298		56.5
FY2014	273,041		140,938		140,938		51.6

2. Dividends
	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2014	－	5.00	－	10.00	15.00
FY2015	－	10.00	－	N/A	N/A
FY2015 (forecast)	N/A	N/A	N/A	10.00	20.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2015 Q3)

3. Projected Results for FY2015 (April 1, 2015 through March 31, 2016)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income		Net income per share
FY2015	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
	160,000	(2.0)	10,500	(28.2)	10,800	(42.7)	6,700	(48.3)	38.38
(Note) Revision of projected results for this period: Yes
Please see “(3) Prospects for the Current Fiscal Year” on page 6 for details.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “2. Others” on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: No
2)	Changes other than 1) above: No

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock): FY2015 Q3 199,566,770 shares; FY2014 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period: FY2015 Q3 24,993,916 shares; FY2014 25,020,294 shares.
3)	Average number of outstanding stock for each period (cumulative term): FY2015 Q3 174,568,038 shares; FY2014 Q3 174,199,488 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2015 Q3)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
3.	Consolidated Financial Statements		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes to Consolidated Financial Statements	P.14
		(Notes on Going Concern)	P.14
		(Notes on Significant Changes to Stockholders’ Equity)	P.14
		(Segment Information)	P.14

Advantest Corporation (FY2015 Q3)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2015 Q3 (April 1, 2015 through December 31, 2015)
(in billion yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	126.1	110.9	(12.0%)
Net sales	119.9	116.6	(2.7%)
Operating income	9.8	6.2	(37.2%)
Income before income taxes	13.3	6.5	(51.4%)
Net income	9.2	3.6	(60.8%)
During the nine-month period ended December 31, 2015, the global economy maintained its trend of overall growth, supported by the continuing solid economic growth and job creation in the U.S. However, due to an economic slowdown in China and other emerging economies, overall growth was moderate and less than initially anticipated.
The semiconductor-related markets saw robust investments in leading-edge technology equipment, particularly for memory semiconductors, in the first half of 2015. However, against the backdrop of worsening macroeconomic visibility, semiconductor manufacturers sought to adjust inventory and limit capital spending starting in the latter half of 2015 as growth in the semiconductor-related markets slowed due to demand for electronic devices, including smartphones, failing to grow as initially anticipated.
Amid this increasing slowdown in the business environment, Advantest focused on promoting sales of  semiconductor and component test systems and sought to expand its other businesses, including ATE peripherals. As a result of these efforts, orders received — a leading indicator of operating results — in the third quarter of FY2015 exceeded that of the corresponding period of the previous fiscal year and that of the second quarter of FY2015. However, net sales in the third quarter stagnated due to a downturn in orders received in the second quarter.
As a result, for the nine-month period ended December 31, 2015, orders received were (Y) 110.9 billion (12.0% decrease in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 116.6 billion (2.7% decrease in comparison to the corresponding period of the previous fiscal year). Operating income was (Y) 6.2 billion (37.2% decrease in comparison to the corresponding period of the previous fiscal year), income before income taxes was (Y) 6.5 billion (51.4% decrease in comparison to the corresponding period of the previous fiscal year) and net income was (Y) 3.6 billion (60.8% decrease in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was (Y) 92.7% (91.7% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2015 Q3)

<Semiconductor and Component Test System Segment>
(in billion yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	87.8	65.3	(25.6%)
Net sales	80.1	69.4	(13.3%)
Operating income	10.3	2.4	(76.1%)
Due to the slowdown in the semiconductor market, the Semiconductor and Component Test System Segment continued to see demand for non-memory test systems that was lower than the corresponding period of the previous fiscal year, but orders received recovered significantly in the third quarter of FY2015 as customers regained interest in capital investment. Memory test systems continued to post solid sales despite being impacted by revisions to capital expenditure plans of certain customers.
As a result of the above, orders received were (Y) 65.3 billion (25.6% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 69.4 billion (13.3% decrease in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 2.4 billion (76.1% decrease in comparison to the corresponding period of the previous fiscal year).

< Mechatronics System Segment＞
(in billion yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	20.5	23.9	16.9%
Net sales	20.2	24.9	23.0%
Operating income	2.6	4.0	53.7%
The Mechatronics System Segment was impacted by the capital expenditure cycle of certain customers in the third quarter of FY2015, but Advantest sought to continue the profit expansion initiatives, such as expanding sales of device interfaces for non-memory semiconductors, that it commenced in the beginning of the period.
As a result of the above, orders received were (Y) 23.9 billion (16.9% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 24.9 billion (23.0% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 4.0 billion (53.7% increase in comparison to the corresponding period of the previous fiscal year).

<Services, Support and Others Segment>
(in billion yen)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	17.9	21.7	21.1%
Net sales	19.7	22.4	13.8%
Operating income	2.4	3.9	60.3%
In the Services, Support and Others Segment, profit expansion initiatives in the field services business, such as increasing the number of annual maintenance contracts, progressed and SSD test systems, a new business, attracted growing customer interest.

Advantest Corporation (FY2015 Q3)

As a result of the above, orders received were (Y) 21.7 billion (21.1% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 22.4 billion (13.8% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 3.9 billion (60.3% increase in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at December 31, 2015 amounted to (Y) 252.0 billion, a decrease of (Y) 21.1 billion compared to March 31, 2015, primarily due to a decrease of (Y) 16.6 billion and (Y) 2.2 billion in cash and cash equivalents and property, plant and equipment, respectively.  The amount of total liabilities was (Y) 109.7 billion, a decrease of (Y) 22.4 billion compared to March 31, 2015, primarily due to a redemption of (Y) 10.0 billion in corporate bonds and a decrease of (Y) 8.0 billion in trade accounts payable. Stockholders’ equity was (Y) 142.3 billion. Equity to assets ratio was 56.5%, an increase of 4.9 percentage points from March 31, 2015.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2015 were (Y) 80.9 billion, a decrease of (Y) 16.6 billion from March 31, 2015. Significant cash flows during the nine-month period of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 2.1 billion (net cash inflow of (Y) 12.5 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 7.8 billion and (Y) 5.2 billion in trade accounts payable and accrued expenses, respectively, and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 3.6 billion.
Net cash used in investing activities was (Y) 1.9 billion (net cash outflow of (Y) 0.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 2.2 billion.
Net cash used in financing activities was (Y) 13.4 billion (net cash outflow of (Y) 1.6 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to redemption of corporate bonds (Y) 10.0 billion and dividends paid of (Y) 3.3 billion.

(3) Prospects for the Current Fiscal Year
Advantest expects that the trend for a society with greater safety and comfort, as embodied in the global adoption of smartphones and acceleration of computerization of automobiles, will drive future growth in the semiconductor industry and related markets.
Regarding the business environment in the current fiscal year, Advantest saw difficult conditions after the summer of 2015 due to a slowdown in the global semiconductor market. However, starting in the third quarter of FY2015, it began to see a recovery in interest in capital investment from non-memory test system customers, and it also expects to see more robust customer interest in memory test systems going forward since memory semiconductor manufacturers are planning to expand their production of high-speed DRAM for smartphones.
Additionally, in the Mechatronics System Segment and the Services, Support and Others Segment, Advantest anticipates steady progress with the profit expansion initiatives that it is currently undertaking.
As a result, Advantest revises its consolidated results forecast for the full FY2015 as follows. Figures in brackets are those announced in October 2015. Based on recent business conditions, Advantest’s orders received and sales forecast remains unchanged from those announced in October 2015. Regarding profit and loss, based on the ratio of sales of higher-margin products in the fourth quarter that is expected to be higher than initially anticipated as well as other income recorded to date, Advantest now expects operating income of (Y) 10.5 billion ((Y) 10.0 billion) and income before income taxes of (Y) 10.8 billion ((Y) 9.5 billion). Advantest’s net income forecast of (Y) 6.7 billion remains unchanged, taking into account increase in tax expenses associated with income from overseas subsidiaries.  These fourth quarter forecasts are based on foreign exchange rates of 120 JPY to 1 USD and 130 JPY to 1 Euro.

Advantest Corporation (FY2015 Q3)

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the cumulative third quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2015 Q3)

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2015	December 31, 2015

Current assets:
Cash and cash equivalents	¥97,574	80,929
Trade receivables, net	24,960	21,703
Inventories	37,210	37,347
Other current assets	5,057	6,595

Total current assets	164,801	146,574

Investment securities	2,249	2,273
Property, plant and equipment, net	38,480	36,293
Intangible assets, net	4,085	3,501
Goodwill	54,590	54,747
Other assets	8,836	8,597

Total assets	¥273,041	251,985

Advantest Corporation (FY2015 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2015	December 31, 2015

Current liabilities:
Trade accounts payable	¥18,101	10,103
Accrued expenses	10,482	5,364
Income taxes payable	2,106	2,419
Accrued warranty expenses	1,525	1,721
Corporate bonds - current portion	10,000	—
Customer prepayments	4,900	3,561
Other current liabilities	2,572	3,541

Total current liabilities	49,686	26,709

Corporate bonds	15,000	15,000
Convertible bonds	30,119	30,096
Accrued pension and severance costs	35,034	35,919
Other liabilities	2,264	1,963

Total liabilities	132,103	109,687

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,770	43,761
Retained earnings	141,104	141,177
Accumulated other comprehensive income	18,387	19,582
Treasury stock	(94,686)	(94,585)

Total stockholders’ equity	140,938	142,298

Total liabilities and stockholders’ equity	¥273,041	251,985

Advantest Corporation (FY2015 Q3)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Net sales	¥119,902	116,648
Cost of sales	53,342	51,694

Gross profit	66,560	64,954

Research and development expenses	22,814	23,396
Selling, general and administrative expenses	33,724	35,396
Impairment charge	211	—

Operating income	9,811	6,162

Other income (expense):
Interest and dividend income	150	245
Interest expense	(103)	(79)
Gain on sale of investment securities	677	22
Other, net	2,770	115

Total other income (expense)	3,494	303

Income before income taxes	13,305	6,465

Income taxes (benefit)	4,064	2,841

Net income	¥9,241	3,624

	Yen
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Net income per share:
Basic	¥53.05	20.76
Diluted	47.96	18.73

Advantest Corporation (FY2015 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015

Net sales	¥40,959	29,983
Cost of sales	17,645	11,979

Gross profit	23,314	18,004

Research and development expenses	7,792	7,418
Selling, general and administrative expenses	11,892	11,172
Impairment charge	211	—

Operating income (loss)	3,419	(586)

Other income (expense):
Interest and dividend income	62	91
Interest expense	(35)	(24)
Gain on sale of investment securities	118	22
Other, net	1,724	657

Total other income (expense)	1,869	746

Income before income taxes	5,288	160

Income taxes (benefit)	632	967

Net income (loss)	¥4,656	(807)

	Yen
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015

Net income (loss) per share:
Basic	¥26.73	(4.63)
Diluted	24.15	(4.63)

Advantest Corporation (FY2015 Q3)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Comprehensive income (loss)
Net income	¥9,241	3,624
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	18,440	51
Net unrealized gains (losses) on investment securities	(302)	38
Pension related adjustments	784	1,106

Total other comprehensive income (loss)	18,922	1,195

Total comprehensive income (loss)	¥28,163	4,819

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015

Comprehensive income (loss)
Net income (loss)	¥4,656	(807)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	11,779	605
Net unrealized gains (losses) on investment securities：	69	159
Pension related adjustments	252	368

Total other comprehensive income (loss)	12,100	1,132

Total comprehensive income (loss)	¥16,756	325

Advantest Corporation (FY2015 Q3)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Cash flows from operating activities:
Net income	¥9,241	3,624
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,769	3,968
Deferred income taxes	(75)	435
Gain on sale of investment securities	(677)	(22)
Changes in assets and liabilities:
Trade receivables	(5,617)	2,897
Inventories	(1,551)	(130)
Trade accounts payable	718	(7,753)
Other account payable	953	(125)
Accrued expenses	1,096	(5,172)
Income taxes payable	3,208	288
Accrued warranty expenses	(216)	188
Customer prepayments	493	(1,502)
Accrued pension and severance costs	323	2,022
Other	810	(854)

Net cash provided by (used in) operating activities	12,475	(2,136)

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	1,806	54
Proceeds from sale of property, plant and equipment	59	509
Purchases of property, plant and equipment	(2,486)	(2,151)
Purchases of intangible assets	(307)	(292)
Other	27	(51)

Net cash provided by (used in) investing activities	(901)	(1,931)

Cash flows from financing activities:
Redemption of corporate bonds	－	(10,000)
Dividends paid	(1,666)	(3,339)
Other	114	(22)

Net cash provided by (used in) financing activities	(1,552)	(13,361)

Net effect of exchange rate changes on cash and cash equivalents	6,126	783

Net change in cash and cash equivalents	16,148	(16,645)

Cash and cash equivalents at beginning of period	68,997	97,574

Cash and cash equivalents at end of period	¥85,145	80,929

Advantest Corporation (FY2015 Q3)

(5)	Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Nine months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥79,972	20,217	19,713	－	119,902
Inter-segment sales	80	－	－	(80)	－
Net sales	80,052	20,217	19,713	(80)	119,902
Operating income (loss) before stock option compensation expense	10,255	2,620	2,440	(5,504)	9,811
Adjustment:
Stock option compensation expense					－
Operating income					¥9,811

	Yen (Millions)
	Nine months ended December 31, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥69,344	24,865	22,439	－	116,648
Inter-segment sales	40	－	－	(40)	－
Net sales	69,384	24,865	22,439	(40)	116,648
Operating income (loss) before stock option compensation expense	2,450	4,026	3,911	(4,225)	6,162
Adjustment:
Stock option compensation expense					－
Operating income					¥6,162

Advantest Corporation (FY2015 Q3)

	Yen (Millions)
	Three months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥25,047	9,117	6,795	－	40,959
Inter-segment sales	14	－	－	(14)	－
Net sales	25,061	9,117	6,795	(14)	40,959
Operating income (loss) before stock option compensation expense	2,351	1,906	872	(1,710)	3,419
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥3,419

	Yen (Millions)
	Three months ended December 31, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥18,176	4,607	7,200	－	29,983
Inter-segment sales	16	－	－	(16)	－
Net sales	18,192	4,607	7,200	(16)	29,983
Operating income (loss) before stock option compensation expense	(329)	(483)	1,580	(1,354)	(586)
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥(586)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.